FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 5, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL LTD. ANNOUNCES APPOINTMENTS OF CTO, CIO
AND VP OF EXCELLENCE AND INNOVATION

NETANYA, Israel, March 5, 2020 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today that following its previous announcement as to the Company's chief Technology Officer resigning from office, the Company's board of directors has appointed Mr. Yaniv Koriat, as the Company's new CTO, effective March 15, 2020, and Mr. Victor Malka, as the Company's new chief Information Officer (previously under the CTO's responsibility and currently reporting directly to the company's CEO), effective March 18, 2020.  The Company's board of directors further appointed Ms. Atara Litvak-Shacham, as the Company's VP of Excellence and Innovation, effective immediately. Following the Company's VP Marketing previously announced resignation from officer, Ms. Litvak-Shacham, shall also serve as the Company's interim replacement VP Marketing, Television and Content until a permanent VP Marketing, Television and Content is nominated.

Mr. Koriat has served as the Company's head of transport networks engineering since 2015. From 2011 to 2015 he served as a team leader of transport and IP networks engineering. From 2005 to 2011 he served as a deputy to the northern district manager of the network operations department and from 2000 to 2004, Mr. Koriat served as a cellsite technician. Mr. Koriat holds a B.Tech. in Electronics and Electricity engineering (Communications) from the University of Ariel and an M.B.A. from the Open University.

Mr. Malka has served as an active communications consultant since 2019. From 2012 to 2019 he served as Bezeq's, the Israeli communications company, head of information systems in the technologies division. From 2007 to 2012, he served as Bezeq's head of management systems in its engineering division and from 1996 to 2007 as Bezeq's head of information systems department in its engineering division. Mr. Malka holds a B.Sc. in Math and an M.Sc. in Operations Research and System Analysis, both from the Technion, Israel Institute of Technology.

Ms. Litvak-Shacham served as a marketing and business consultant since 2019. In 2018 she served as Lomus Global's VP Marketing. From 2015 to 2017, she served as Partner Communication's VP Marketing and Growth Engines and in 2014 she served as a Chief Marketing Officer for Colmobil Group's on-line initiative. From 2005 to 2012, Ms. Litvak-Shacham served as VP Marketing in Bezeq International. Ms. Litvak-Shacham holds a B.A. in Behavioral Science from the Ben Gurion University and an M.B.A from the Hebrew University.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.767 million cellular subscribers (as at September 30, 2019) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: March 5, 2020	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary